07008551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III
amended

RECD S.E.C.
NOV 3 0 2007

SEC FILE NUMBER
8- 65724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED NOV 30 2007
WASH D.C. 165

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Strategic Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 West Exchange Street
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David F. Brochu — 401-273-1500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name - *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700		RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 9 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/8/08

OATH OR AFFIRMATION

I, David F. Brochu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Strategic Point Securities, LLC as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature ____________ Title President

11-28-07
Date

Subscribed and sworn to before me this
28th day of November, 2007

Andrea R. Felice
Notary Public

Commission expires 6.15.09

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Independent Auditors' Report on Internal Control

STRATEGIC POINT SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2006

LG
CD

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

TABLE OF CONTENTS

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA, CVA

Independent Auditors' Report

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC (a Limited Liability Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated February 26, 2007, we expressed an opinion that, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain information about the fair value of assets acquired and liabilities assumed as of the date of acquisition which are allocable to the Company, the financial statements presented fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. As described in Notes 2 and 5 to the financial statements, the Company has recorded its allocated portion of the fair value of the assets acquired and liabilities assumed in the business acquisition and restated its 2006 financial statements. Accordingly, our present opinion on the 2006 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

10 Weybosset Street • Suite 700 • Providence, Rhode Island 02903 • Tel (401) 421-4800 • 1-800-927-LGCD • Fax (401) 421-0643

Independent Auditors' Report (Continued)

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 26, 2007
November 15, 2007 for Notes 2 and 5
and Schedule I

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	216,364
Deposit with clearing broker-dealer		25,000
Receivable from clearing broker-dealer		25,663
Prepaid expenses		14,570
Intangible assets, less accumulated amortization		522,313
	$	803,910

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	299
Negative goodwill		92,962
Total liabilities		93,261
Member's equity		710,649
	$	803,910

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 594,298
Other income, principally interest income	6,655
	600,953
Expenses:	
Employee compensation and benefits	133,316
Clearing broker charges	33,153
Overhead charges	13,336
Administrative charges	4,250
Amortization of intangible assets	39,615
Interest	3,849
Professional fees	53,937
Other operating expenses	24,989
	306,445
Net income	$ 294,508

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 135,835
Net income	294,508
Contributions:	
Member (Note 2)	468,966
Progressive Financial Strategies, LLC (Note 3)	10,224
Distributions to Member	(198,884)
Balance, December 31, 2006	$ 710,649

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 294,508
Amortization	39,615
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Receivable from clearing broker-dealer	(6,363)
Prepaid expenses	(2,388)
Accounts payable	7,442
Net cash provided by operating activities	332,814
Cash used in financing activities, distributions to Member	(198,884)
Net increase in cash	133,930
Cash and cash equivalents, beginning of year	82,434
Cash and cash equivalents, end of year	$ 216,364
Supplemental disclosure, noncash investing and financing activities:	
Intangible assets allocated (Note 2)	$ (561,928)
Negative goodwill assumed (Note 2)	92,962
Liability assumed by Progressive Financial Strategies, LLC (Note 3)	(10,224)

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

1. Organization and summary of significant accounting policies:

Strategic Point Securities, LLC (the Company) was a wholly-owned subsidiary of Progressive Financial Strategies, LLC (PFS) through January 22, 2006. During 2006, PFS organized and became the sole member of Strategic Point Holdings, LLC (Holdings). Effective January 23, 2006, PFS contributed its membership interest in the Company to Holdings, at which time the Company became a wholly-owned subsidiary of Holdings (the Member). Concurrently, PFS sold a portion, and contributed the remainder, of its membership interest in Holdings to an unrelated party.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides brokerage services to customers of a subsidiary of the Member operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had $188,933 in cash equivalents at December 31, 2006.

Securities transactions:

The Company buys and sells securities for customers of a subsidiary of the Member by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions revenue and related clearing expenses are recorded on a settlement-date basis as security transactions occur, which approximates a trade-date basis. Other commissions are recorded when earned.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since members of the Member will include the Company's income or loss, whether or not distributed, in their income tax returns.

Liability and rights of the Member:

The Member is not:

(i) personally liable for debts, obligations or liabilities of the Company;

(ii) obligated to cure any deficit account;

(iii) required to return all or any portion of any capital contribution; or

(iv) required to lend funds to the Company.

2. Business acquisition:

Holdings, the Company's sole member, owns the Company and two related entities. Effective January 23, 2006, an unrelated party (the Purchaser) acquired 100% of the membership interests in Holdings for an aggregate purchase price consisting of $2,646,000 of cash, restricted common units in the Purchaser, and contingent purchase price consideration (the Business Acquisition).

Generally accepted accounting principles require that the fair value of the assets acquired and liabilities assumed by the Purchaser in the Business Acquisition be determined and that the allocable portion related to the Company be recorded in the Company's financial statements. The estimated fair values of assets and liabilities allocated to the Company at the date of the acquisition, which were allocated based on the Company's share of revenues as a percentage of Holdings' and its subsidiaries' aggregate revenues, are as follows:

Intangible assets	$	561,928
Negative goodwill (excess of fair value of net assets acquired over cost)		(92,962)

Under the Contribution and Purchase Agreement (the Agreement) entered into by and between the seller and the Purchaser, the seller is entitled to receive a contingent sales price, as defined in the Agreement, payable in cash and the issuance of additional restricted common units in the Purchaser. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," the negative goodwill (excess of fair value of net assets acquired over cost) is recognized as a liability since the business acquisition involves contingent consideration that might result in the recognition of additional cost of the acquired net assets when the contingency is resolved. Upon determination of the contingent purchase price, any amount of contingent purchase price in excess of the negative goodwill initially recognized will be recognized as an additional cost of acquisition. If the amount of negative goodwill initially recognized exceeds the contingent purchase price, such excess will be allocated as a pro rata reduction of the amounts assigned to the assets acquired in accordance with SFAS No. 141.

3. Related party transactions:

The Company has entered into an expense-sharing agreement with its Member under which the Company is required to reimburse the Member for its allocable share of expenses as determined by the Member. For the year ended December 31, 2006, the Member allocated to the Company $29,918 of expenses. Amounts allocated by the Member and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

Effective January 22, 2006, PFS assumed the Company's liability of $10,224 related to expenses paid by PFS.

4. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $241,050, which was $191,050 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .001 to 1.

The Company also is subject to other rules and regulations of the SEC and rules and regulations of the NASD and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation. At December 31, 2006, a regulatory examination by the NASD is still in process, and management believes the Company has complied with all material rules and regulations to which it is subject.

5. Intangible assets:

At December 31, 2006, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 281,189	$ 26,424
Management contract	258,694	12,155
Trademarks	22,045	1,036
Total	$ 561,928	$ 39,615

Amortization is provided using the straight-line method over a 10-year estimated useful life for customer lists, a 20-year estimated useful life for the management contract, and a 20-year estimated useful life for trademarks. Amortization expense for each of the years ending December 31, 2007 through 2011 is estimated to total approximately $42,000.

The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events and circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows from the asset is less than its carrying amount. Generally, the amount of the impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

Net capital:		
Total member's equity and total qualified for net capital	$	710,649
Deductions and/or charges:		
Non-allowable assets:		
Receivable from clearing broker/dealer		25,663
Prepaid expenses		14,570
Intangibles, net of accumulated amortization		522,313
Other deductions and/or charges, negative goodwill		(92,962)
Net capital before haircuts on securities positions (tentative net capital)		241,065
Haircuts on securities		15
Net capital	$	241,050
Aggregate indebtedness:		
Accounts payable	$	299
Total aggregate indebtedness	$	299
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	191,050
Excess net capital at 1,000%	$	241,020
Ratio, aggregate indebtedness to net capital		.001 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-S as of December 31, 2006):		
Net capital, as reported in Company's Part II (Unaudited FOCUS report)	$	241,065
Adjust, haircuts on securities		15
	$	241,050

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA, CVA

Independent Auditors' Report on Internal Control

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedule of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report on Internal Control (Continued)

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 26, 2007

END